Special Committee of the
Board of Directors of
KLLM Transport Services, Inc.
April 19, 2000
Page 1


EXHIBIT 99.1 - Letter to the Special Committee
               of the Board of Directors of
               KLLM Transport Services, Inc.


                           William J. Liles, III
              Chairman, President and Chief Executive Officer
                       KLLM Transport Services, Inc.
                            134 Riverview Drive
                            Richland, MS  39218

                              April 19, 2000


Special Committee of the
Board of Directors of
KLLM Transport Services, Inc.
c/o Sidney J. Nurkin, Esq
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, GA  39309-3424

Dear Sirs:

     On behalf of a Delaware corporation to be formed by my family and Bernard J. Ebbers, we hereby submit a proposal to acquire KLLM Transport Services, Inc. (the "Company"). Consummation of the proposed acquisition would result in all of the shareholders of the Company (other than the persons and entities on Attachment A) receiving $8.25 in cash for each of the outstanding shares of common stock of the Company owned by them.

     1. STRUCTURE AND FINANCING. We propose to effect the acquisition through a tender offer for all shares at a cash price of $8.25 per share, which would be supported by the Company's Board of Directors and the Special Committee thereof. The tender offer would be made by a subsidiary (the "Acquisition Subsidiary") of a Delaware corporation to be formed for this purpose (the "Acquisition Corporation"). Following the closing of the tender offer, the Acquisition Subsidiary would be merged with the Company, as a result of which the Company would become a wholly-owned subsidiary of the Acquisition Corporation. In the merger, any shareholders of the Company who had not previously tendered would receive the same $8.25 in cash for each of the outstanding shares of common stock of the Company owned by them.

     Subject to receipt of the prior approval of the Company's Board of Directors and the Special Committee thereof of the following steps, which shall be indicated by the Company's execution of this letter of intent, (i) the Acquisition Corporation and Acquisition Subsidiary would be formed,
(ii) the persons and entities on Attachment A would agree to, and subsequently would, contribute their shares of the Company's outstanding common stock to the Acquisition Corporation immediately prior to the consummation of the tender offer, and (iii) Bernard J. Ebbers would agree to, and subsequently would, provide the funds required to purchase the remaining shares immediately prior to the consummation of the tender offer.

     2. ACQUISITION AGREEMENT AND CONDITIONS. If this proposal is acceptable to you, Acquisition Corporation will proceed promptly with the Company to negotiate a binding, definitive agreement (the "Acquisition Agreement") providing for the acquisition.

     Execution of the Acquisition Agreement would be subject to the approval of the Acquisition Agreement by the Company's Board of Directors, by the Special Committee of the Company's Board of Directors and the receipt by the Company of a favorable fairness opinion from an independent investment banking firm. In addition, the Company would need to amend its Stockholder Protection Rights Agreement so that the rights do not become exercisable in connection with the transactions contemplated hereby and expire upon consummation of the tender offer. We would also need to be satisfied that Delaware Section 203 does not apply to the proposed acquisition. Consummation of the tender offer would be subject to (i) receipt by the Acquisition Corporation of valid tenders of shares which, together with shares owned by the persons and entities on Attachment A, represent a majority of the Company's then outstanding shares on a fully-diluted basis, (ii) the satisfaction of any applicable federal or state regulatory requirements, including the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and (iii) other customary conditions. The Acquisition Agreement would also contain representations, warranties, covenants and other conditions customary for transactions of this kind, and would provide for termination provisions and termination fees similar to those described in paragraph 4.

     The closing of the proposed tender offer would create a default under KLLM's existing revolving credit facility. Therefore, we have obtained for your consideration a commitment letter executed by Bank of America, N.A. to refinance the facility upon closing of the tender offer. Mr. Ebbers would fund the purchase price of KLLM's shares, subject to negotiation of a definitive refinancing agreement that is consistent with the terms of the commitment letter. The Company is required to execute the commitment letter and, upon execution, deliver a commitment fee of $150,000.

     3. FUTURE COMPANY OPERATIONS. We expect that following the acquisition, the Company's organization will be kept intact and that the Company's headquarters will remain at its present location.

     4.   TERMINATION; TERMINATION FEES.

     (i) This letter of intent may only be terminated on or after June 19, 2000, by either party, if the Acquisition Agreement has not then been entered into, except that this letter may be terminated earlier under the conditions in paragraph 4(iii).

     (ii) If for any reason other than the circumstances referred to in paragraph 4(iii) the Acquisition Agreement is not entered into by June 19, 2000, the Company shall, in view of our efforts in presenting this proposal, reimburse me, Mr. Ebbers, and/or, at my direction, the Acquisition Corporation for our out-of-pocket expenses, including legal fees, incurred by us in connection with the transactions contemplated by this letter and the financing thereof, up to $250,000.

     (iii) Prior to the earlier of the execution of the Acquisition Agreement or the termination of this letter of intent, neither the Company's Board of Directors or any committee thereof shall (a) approve or enter into any letter of intent, agreement in principle, acquisition agreement or similar agreement relating to a Company Takeover Proposal (defined in paragraph 6), (b) enter into any agreement with respect to any Company Takeover Proposal, or (c) approve or recommend or propose to approve or recommend any Company Takeover Proposal, including any recommendation set forth in Schedule 14D-9 filed in response to the tender
offer by Mr. Low.   Notwithstanding the foregoing, the Company may
terminate this letter of intent at any time if (x) it shall have received an unsolicited Superior Proposal (defined in paragraph 6), but only at a time that is more than 48 hours after I have received written notice from you advising me that the Company is prepared to accept such Superior Proposal, specifying the material terms thereof, and (y) prior to such termination, the Company shall pay me, Mr. Ebbers, and/or, at my direction the Acquisition Corporation, the amounts described in paragraph 4(ii) and an aggregate cash fee of $750,000.

     (iv) Without limiting the generality of the foregoing, if prior to the earlier of the execution of the Acquisition Agreement or June 19, 2000, any person or persons makes a Company Takeover Proposal (including a revised Company Takeover Proposal by Robert Low or any of his affiliates or associates) and, prior to June 19, 2001 the Company (A) enters into a definitive agreement with a person making such a Company Takeover Proposal or any affiliate or associate of such person to consummate such Company Takeover Proposal, or (B) consummates such Company Takeover Proposal, the Company shall pay me, Mr. Ebbers, and/or, at my direction the Acquisition Corporation, the amounts described in paragraph 4(ii) and an aggregate cash fee of $750,000.

     5.   NONSOLICITATION.

     (i) The Company shall not, nor shall it permit its directors, officers, employees, or representatives to, directly or indirectly, (a) solicit, initiate or encourage the submission of, any Company Takeover Proposal, or (b) participate in any discussions or negotiations regarding or furnish to any person any information with respect to or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Company Takeover Proposal; PROVIDED, HOWEVER, that if the Company receives a proposal or offer that was not solicited and did not otherwise result from a breach or deemed breach of this paragraph 5 and that the Company's Board of Directors believes in good faith could result in a third party making a Superior Proposal, and subject to compliance with paragraph 5(ii), the Company may
(x) furnish information with respect to the Company to the person making such a proposal or offer pursuant to a customary confidentiality agreement and (y) participate in discussions or negotiations with such person regarding such proposal or offer. Any violation of the restrictions in this paragraph by any of the Company's directors, officers, employees or representatives shall be deemed to be a breach of this paragraph 5.

     (ii) The Company promptly shall advise me of any Company Takeover Proposal or inquiry with respect to or that could reasonably be expected to lead to any Company Takeover Proposal, the identity of the person making any such Company Takeover Proposal or inquiry and the material terms thereof. The Company shall keep me fully informed of the status of any such Company Takeover Proposal or inquiry and provide me promptly with copies of all written material provided to the Company from any third party in connection with any Company Takeover Proposal.

     6.   DEFINED TERMS.

     (i) COMPANY TAKEOVER PROPOSAL. A "Company Takeover Proposal" means any proposal or offer for a merger, consolidation, dissolution, liquidation, recapitalization or other business combination involving the Company or any Company subsidiary, any proposal or offer for the issuance by the Company or any Company subsidiary of a material amount of its equity securities or any proposal or offer to acquire in any manner, directly or indirectly, a material interest in any voting securities of, or a substantial portion of the assets of, the Company or any Company subsidiary, other than the transactions contemplated by this letter of intent with me, Mr. Ebbers, the Acquisition Corporation and associated or related persons. For this purpose, 15% or more of the Company's or any subsidiary's outstanding equity or voting securities shall be deemed material.

     (ii) SUPERIOR PROPOSAL. A "Superior Proposal" means any proposal made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, more than 50% of the combined voting power of the shares of the Company's capital stock then outstanding or all or substantially all of the Company's assets and otherwise on terms which the Company's Board of Directors determines in its good faith judgment (a) is reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of the proposal and the third party making such proposal, and (b) presents, in its entirety, more favorable terms, financial and otherwise, taken as a whole, to the Company and its shareholders, than the terms of the proposal made by this letter of intent.

     7. NO PERSONAL LIABILITY; RIGHT TO ASSIGN THIS LETTER TO ACQUISITION CORPORATION AND ACQUISITION SUBSIDIARY. It is understood that the undersigned shall have no personal liability whatsoever with respect to this letter, and that this letter, if accepted by you, shall be assigned by the undersigned to the Acquisition Corporation and Acquisition Subsidiary when formed, which shall be the only obligors.

     8. NONBINDING PROPOSAL, EXCEPT FOR PARAGRAPHS 4, 5, 6, 7 AND 8. It is understood that this letter represents our understanding with respect to the acquisition and that the parties intend to proceed promptly and in good faith, subject to the terms of this letter and the Acquisition Agreement, to consummate the Acquisition Agreement, but that a binding agreement with respect to the acquisition will result only from the execution of the Acquisition Agreement. Notwithstanding the preceding sentence, the provisions of paragraphs 4, 5, 6, 7 and 8 shall be binding on the parties hereto.


                         ________________________

     We reserve the right to withdraw the proposal in this letter at any time prior to its acceptance in the manner indicated below. The effectiveness of the understandings described herein between my family, Mr. Ebbers, the Acquisition Corporation and Acquisition Subsidiary to be formed, are subject to the prior approval of the Company's Board of Directors and the Special Committee thereof, which shall be indicated by the Company's execution of this letter of intent. If the foregoing is agreeable to you, please so confirm by signing and returning to me a duplicate of this letter.


                                   Very truly yours,

                                   /s/ William J. Liles, III

                                   William J. Liles, III

                                   /s/ Bernard J. Ebbers

                                   Bernard J. Ebbers


Accepted and Agreed to
This ___ day of April, 2000:

KLLM TRANSPORT SERVICES, INC.


By:  ____________________________
     Name:
     Title:

Special Committee of the
Board of Directors of
KLLM Transport Services, Inc.
April 19, 2000
Page 2


                              Attachment A to
                             Letter of Intent
                              April 19, 2000
                       KLLM Transport Services, Inc.

          STOCKHOLDER                                NO. OF SHARES
The William J. Liles, Jr. Marital Trust                 626,163

The William J. Liles, Jr. Family Trust                   54,237

Mrs. William J. Liles, III                                  824

Margaret Bradley Liles Irrevocable Trust for              1,795
     Charles A. McIntyre, Jr.

Margaret Bradley Liles Irrevocable Trust for              1,795
     William J. Liles, IV

William J. Liles III                                      4,309
                                                        -------
                                                        689,123


N0499135.1